[Chapman and Cutler LLP Letterhead]

August 31, 2018

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning:

This letter responds to your comments, provided by telephone on August 16, 2018, regarding the registration statement filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on June 26, 2018 (the “Registration Statement”). The Registration Statement relates to the Innovator IBD® Breakout Stocks ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement. A completed fee table and expense example for the Fund is set forth on Exhibit A.

Comment 1 – Annual Fund Operating Expenses

If the Fund does not intend to intend charge distribution fees, please consider deleting the “Distribution and Service Fees” line item from the Annual Fund Operating Expenses table.

Response to Comment 1

Although the Fund confirms its intention not to impose distribution fees, it respectfully declines to remove the line item from the Annual Fund Operating Expenses table as it believes its inclusion is required by Item 3 of Form N-1A even if the Fund does not intend to impose such fees.

Comment 2 – Principal Investment Strategies

Please revise the disclosure set forth in “Principal Investment Strategies” so that any exposures to securities or issuers that constitute a principal risk to the Fund are described in the aforementioned section.

Response to Comment 2

Pursuant to the Commission’s request, the disclosure has been revised accordingly.

Comment 3 – Fund Name

The Commission has the following comments with regard to the Fund’s name:

1)

Given that the Fund, under certain circumstances, may invest up to 50% of its assets in cash equivalents, please explain to the Commission how inclusion of “Breakout Stocks” in the Fund’s name is compliant with both Section 35(d) and the accompanying Rule 35d-1 of the 1940 Act.

2)	Please explain to the Commission how the Fund may track the Index pursuant to the terms of its exemptive relief.

Response to Comment 3

1)

Section 35(d) of the 1940 Act makes it unlawful for “any registered investment company to adopt as a part of the name or title of such company, or of any securities of which it is the issuer, any word or words that the Commission finds are materially deceptive or misleading.” Section 35(d) authorizes the Commission to define any names or titles as being materially deceptive or misleading under that section by rule, regulation, or order. The Commission adopted Rule 35d-1 of the 1940 Act (“Rule 35d-1” or the “Names Rule”) under the authority of this section. Rule 35d-1(a)(2) makes any name of a fund “materially deceptive and misleading” if a fund has a name “suggesting that the [f]und focuses its investments in a particular type of investment or investments.”

The Fund concedes that the inclusion of “Stocks” in the Fund’s name is implicated by Rule 35d-1 and consequently requires the Fund to adopt a policy to invest at least 80% of its assets in the type of security indicated by its name. As such, the Index has revised its methodology so that upon the occurrence of one of the four enumerated market triggers, the Fund will invest in the stocks of ETFs that invest substantially all of their assets in cash and cash equivalents, rather than the Fund itself directly investing in such instruments. Pursuant to this change, the Fund will adopt a non-fundamental policy that it will invest at least 80% of its assets in stocks and will be in compliance with the Names Rule.

However, the Fund respectfully asserts that “[B]reakout” is not subject to the requirements of the Names Rule. The Commission, in the adopting release to Names Rule, unambiguously stated that the Names Rule “does not apply to fund names that incorporate terms such as “growth” and “value” that connote types of investment strategies as opposed to types of investments.” “[B]reakout” is merely a novel title on what is a growth strategy. This is articulated in the Fund’s prospectus in the first sentence of the second paragraph in the section entitled “Principal Investment Strategies”: “[t]he Index ... seeks to provide investment exposure to stocks poised to “break out,” or experience a period of sustained price growth …” The Index’s goal of identifying those securities experiencing, or poised to imminently experience, dramatic increases in price is a classic articulation of a growth strategy.

The Index’s ability to allocate 50% of its exposure to cash equivalents is a differentiating aspect of this particular growth strategy. Growth investment strategies generally provide the opportunity for greater upside than other investment strategies at the cost of potentially higher levels of volatility. The ETF stocks allocation mechanism has been designed into the Index to allow the Index to continue to capitalize on this potential “breakout” upside while seeking to mitigate against the strategy’s inherent downside. It is not a deviation from the growth strategy but rather an extension of it. Consequently, the Names Rule is not applicable to “[B]reakout” for the same reason it is not applicable to growth, because “[B]reakout” refers to an investment strategy rather than an investment type.

The inclusion of “[B]reakout” in the Fund’s name also does not contravene Section 35(d). As articulated above, Section 35(d) authorizes the Commission to define any names or titles as being materially deceptive or misleading under that section by rule, regulation, or order. The Commission did so in its enactment of the Names Rule. In the adopting release to the Names Rule, the Commission did leave itself flexibility to determine that names not addressed by the Names Rule were nonetheless in contravention of Section 35(d) (“[t]he Division will continue to scrutinize investment company names not covered by the proposed rule”)(emphasis added). While, for the reasons set forth above, the Fund strongly believes that the inclusion of “[B]reakout” in the Fund’s name is inherently neither materially deceptive or misleading, by addressing and explicitly excluding “growth” from the scope of the Names Rule, the Commission has already expressed, without ambiguity, its position that “growth” or its synonyms are not within the scope of Section 35(d). Furthermore, the Fund will always have at least 50% of its net assets invested in the securities of “breakout” stocks. That under certain remote circumstances the Fund may allocate a portion of its portfolio to a cash proxy does not make the name either materially deceptive or misleading.

2)

The Fund’s exemptive application, upon which its relief was granted, specifies that the Fund “track a specified index comprised of domestic and/or foreign equity securities and/or domestic and/or foreign fixed income securities.” The Fund may track the updated Index, as described above, in compliance with its exemptive relief.

Comment 4 – Principal Investment Strategies

Please revise the disclosure to clarify the types of equity securities that will comprise the Index.

Response to Comment 4

Pursuant to the Commission’s request, the first three sentences of the section entitled “Principal Investment Strategies” has been revised as follows:

The Index’s initial universe consists of the approximately 7,000 equity securities that trade on the New York Stock Exchange, The Nasdaq Stock Market, LLC or NYSE MKT LLC. This initial universe is composed of U.S.-listed common stocks and American depositary receipts (“ADRs”) issued by small, mid and large capitalization companies. Such securities may be issued by U.S. and non-U.S. companies, including companies operating in developed and emerging markets.

Comment 5 – Principal Investment Strategies

Please revise the disclosure to provide additional clarification regarding how the Index weighs its constituent securities.

Response to Comment 5

Pursuant to the Commission’s request, the disclosure has been revised accordingly.

Comment 6 – Principal Investment Strategies

Please revise the disclosure to clarify in plain English what is meant by a stock’s “resistance level.”

Response to Comment 6

Pursuant to the Commission’s request, the second paragraph of the section entitled “Principal Investment Strategies” has been revised as follows:

The Index is a rules-based index owned and developed by Investor’s Business Daily® (“IBD” or the “Index Provider”) that seeks to provide investment exposure to securities poised to “break out,” or experience a period of sustained price growth beyond the security’s recent “resistance level.” Determining a security’s resistance level is part of a technical analysis of the security and represents the top of the security’s expected price trading range. It is characterized by instances of a security’s price reaching a particular price before reversing downward and represents the emergence of a growing number of sellers who wish to sell the security at that price.

Comment 7 – Principal Investment Strategies

Please revise the disclosure to set forth the market capitalizations of the securities in which the Fund may invest.

Response to Comment 7

Pursuant to the Commission’s request, the Fund has revised the disclosure accordingly. Please see the Fund’s response to Comment #4.

Comment 8 – Principal Investment Strategies

Please revise the disclosure to provide additional clarification as to why each of the four signals was selected to trigger the Index to provide 50% exposure to cash equivalents. Additionally, please revise the disclosure to provide additional clarification as to why each of the three signals was selected to trigger the Index to provide full exposure to equity securities once again.

Response to Comment 8

Pursuant to the Commission’s request, the section entitled “Index Information” was revised to include the following information:

Market Component. Upon the occurrence of the first or second market signals combined with either the third or fourth listed below, the Index will allocate 50% of its weight to ETFs that invest substantially all of their assets in cash and cash equivalents (“Cash Proxies”). Once any of the four signals have been triggered, at the next Index reconstitution the Index will allocate 50% of its weight to Cash Proxies. The Index will select the remaining portion of the portfolio according to the customary methodology, but these stocks will be weighted at half of the weight they would otherwise be allocated pursuant to the Index methodology.

1.	Year-over-year margin debt increase of greater than 55%.

Rationale: Margin debt tends to increase as investors take increasingly aggressive positions as a result of investor euphoria. When the increase for a given month is greater than 55% from the previous year, this is an indicator that investor euphoria has become excessive.

2.	S&P 500 Index more than tripling in value over a 5-year time period.

Rationale: Appreciation in the S&P 500 Index that is more than triple over a 5-year time period is an indicator that investor euphoria may be unsustainable.

3.	The average closing prices of the last 5 weeks of the S&P 500 Index having a lower value than the average closing prices of the last 50 weeks of the S&P 500 Index.

Rationale: This suggests weakness in the momentum of the Index and may signal that a prolonged or deeper correction may be forthcoming.

4.	Falling relative price performance of the S&P 500 Index in relation to itself over an 89-week time period.

Rationale: When looking at the performance of the S&P 500 Index in relation to itself over the past 89-weeks, a shift in momentum either slowing significantly or declining can precede a correction and may signal that a prolonged or deeper correction may be forthcoming.

This 50% allocation to Cash Proxies will remain in effect until the occurrence of any of three market signals identified by the Index Provider as forecasting a favorable outlook for equity investments. Once any of the three signals have been triggered, at the next Index reconstitution the Index will once again allocate 100% of its weight to breakout stocks.

1.	The value of the S&P 500 Index declining by 50%;

Rationale: Once a long-term downtrend begins, it usually needs sufficient depth before a recovery is possible. Once a decline of 50% or more is reached, it may suggest excessive bearishness in the market.

2.	The index price of the S&P 500 Index being greater than its 6-month moving average.

Rationale: A rise of the S&P 500 Index price back to above its 6-month moving average may be a signal that the market is beginning to normalize.

3.

The distance of the average weekly closes of the S&P 500 Index over the last 10 weeks (weighted more heavily toward the recent weeks) in relation to the average weekly closes of the S&P 500 Index over the last 50 weeks (weighted more heavily toward the recent weeks).

Rationale: When a shorter moving average of S&P 500 Index prices (10 weeks) shows strength relative to a longer moving average (50-weeks), it suggests a positive change in momentum.

Comment 9 – Principal Investment Strategies

Please revise the disclosure set forth in Item 4 beneath the fifth paragraph of the section entitled “Principal Investment Strategies” to provide plain English definitions for “short-term prices” and “long-term prices.”

Response to Comment 9

Pursuant to the Commission’s request, the referenced disclosure has been deleted, as set forth in the Fund’s response to Comment #8.

Comment 10 – Principal Investment Strategies

Please consider relocating the disclosure set forth in the penultimate paragraph of the section entitled “Principal Investment Strategies” to the fourth paragraph of the same section.

Response to Comment 10

Pursuant to the Commission’s request, the disclosure has been revised accordingly.

Comment 11 – Principal Investment Strategies

Please revise the disclosure to set forth any industries to which the Fund has a concentrated exposure and provide any corresponding risk disclosure.

Response to Comment 11

Pursuant to the Commission’s request, the Fund has revised the section entitled “Principal Investment Strategies” to disclose that the Fund has significant exposure to financial companies and information technology companies. Furthermore, corresponding risk disclosure has been added to the section entitled “Principal Risks.”

Comment 12 – Principal Risks

Please consider adding “Liquidity Risk” or explain why “Liquidity Risk” does not a principal risk to the Fund.

Response to Comment 12

Pursuant to the Commission’s request, the following disclosure has been added to the section entitled “Principal Risks.”

Liquidity Risk. Investments in securities that are difficult to purchase or sell (illiquid or thinly-traded securities) may reduce returns if the Fund is unable to sell the securities at an advantageous time or price or achieve its desired level of exposure to a certain sector. Liquidity risk arises, for example, from small average trading volumes, trading restrictions or temporary suspensions of trading. To meet redemption requests, the Fund may be forced to sell securities at an unfavorable time and/or under unfavorable conditions.

Comment 13 – Principal Risks

Please revise the penultimate sentence of “Limitations of Intraday Indicative Value Risk” in plain English.

Response to Comment 13

Pursuant to the Commission’s request, the referenced disclosure has been removed as it is inapplicable.

Comment 14 – Principal Risks

Given that the Fund may invest up to 50% of its assets in cash equivalents, please consider revising the following disclosure set forth in “Passive Investment Risk”:

The Fund does not attempt to outperform the Index or take defensive positions in declining markets, except in connection with the Index’s risk reduction mechanism.

Response to Comment 14

The Fund respectfully declines to revise the referenced disclosure as it a factually accurate statement that describes how the Fund intends to track the Index. The Index contains a risk reduction mechanism that serves to take a defensive position in declining markets. When the Index adopts a defensive position, the Fund, given its intent to track the Index, will take a corresponding position. The risk is articulating that the Fund will not deviate from the Index to adopt a defensive position.

Comment 15 – Fund Investments

Please delete the disclosure set forth below in ‘Cash Equivalents and Short-Term Investments” or explain to the Commission why its inclusion is appropriate given that the Fund’s status as an index-tracking ETF:

During the initial invest-up period and during periods of high cash inflows or outflows, if market conditions are not favorable, the Fund may depart from its principal investment strategies and invest part or all of its assets in these securities or it may hold cash. During such periods, the Fund may not be able to achieve its investment objectives.

Response to Comment 15

Pursuant to the Commission’s request, the referenced disclosure has been deleted.

Comment 16 – Additional Information About the Fund’s Principal Investment Strategies

The third sentence of the second paragraph of the section entitled “Additional Information About the Fund’s Principal Investment Strategies” references the risk of “tracking error.” Please consider revising this disclosure so that the terminology matches what is set forth in the section entitled ‘Principal Risk.”

Response to Comment 16

Pursuant to the Commission’s request, the disclosure has been revised accordingly.

Comment 17 – Fund Investments

Please revise the disclosure to include a clear and consistent statement that the Fund will invest 80% of its net assets in the securities that comprise the Index.

Response to Comment 17

Pursuant to the Commission’s request, the disclosure has been revised accordingly.

Comment 18 – Additional Risks of Investing in the Fund

Please revise the final sentence of “Concentration Risk” to clarify that the Fund’s Annual Report, Semi-Annual Report and Form N-Q is not yet available as the Fund has not yet launched.

Response to Comment 18

Pursuant to the Commission’s request, the referenced disclosure has been revised so as not to cause investor confusion.

Comment 19 – Index Information

Please revise the disclosure to include additional information regarding the Index’s weighting methodology.

Response to Comment 19

Pursuant to the Commission’s request, the section entitled “Index Information” has been revised to include the following disclosure.

Weighting. The Index utilizes a rank-based weighting to reward higher-ranked stocks with a larger weighting while maintaining a more restrictive starting point for that weighting. As the number of stocks will fluctuate, five “buckets” will be created in order to determine the weights. The total number of stocks will be divided by five (5) and the quotient, without remainder, will comprise each of the first four buckets. The final bucket will comprise the remaining stocks. Each bucket will be filled in order of rank and receive an overall weighting as listed below that is distributed equally among the stocks comprising that bucket.

Bucket 1 – 35%, Bucket 2 – 30%, Bucket 3 – 20%, Bucket 4 – 10%, Bucket 5 – 5%

Comment 20 – Statement of Additional Information – Investment Strategies

Please confirm that all investment strategies and risks set forth in the section entitled “Investment Strategies” are disclosed in Items 4-9 of the Prospectus.

Response to Comment 20

Pursuant to the Commission’s request, the disclosure has been revised accordingly.

Comment 21 – Statement of Investment Strategies – Disclosure of Portfolio Holdings Information

Please revise the disclosure to clearly articulate individuals or categories of individuals who have access to the Fund’s portfolio holdings on a continuous daily basis. Please also state the conditions of confidentially imposed upon these individuals.

Response to Comment 21

Pursuant to the Commission’s request, the following has been added as the second paragraph of the section entitled “Disclosure of Portfolio Holdings Information”:

The Fund is permitted to disclose portfolio holdings to selected third parties in advance of release to all shareholders and the general public, only when the Fund (or the Trust on behalf of the Fund): (1) has a legitimate business purpose for doing so; (2) the recipient is subject to a duty of confidentiality pursuant to a signed non-disclosure agreement; (3) the release of such information would not otherwise violate the anti-fraud provisions of the federal securities laws. Such disclosures may be made without a duty of confidentiality agreement, if the information is released to the public at or before the time the information is released to the third party.

Comment 22 – Statement of Additional Information – Investment Adviser and Other Service Providers

Please revise the disclosure set forth under “Sub-Adviser” in the section entitled “Investment Adviser and Other Service Providers” to disclose the method of calculation for the Sub-Advisor’s fee.

Response to Comment 22

Pursuant to the Commission’s request, the disclosure has been revised to include the following:

Penserra receives an annual fee equal to the greater of $20,000 or 0.05% of the average daily net assets of the Fund until the Fund reaches $500 million in assets.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees(1)	0.80%
Distribution and Service Fees	0.00%
Other Expenses(2)	0.00%
Acquired Fund Fees and Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.80%
(1)

The Fund’s investment adviser pays substantially all expenses of the Fund, including the cost of transfer agency, custody, fund administration, legal, audit and other service and license fees. However, the investment adviser is not responsible for brokerage commissions and other expenses connected with the execution of portfolio transactions, taxes, interest and extraordinary expenses.

(2)	Estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$81	$254